AMENDED AND RESTATED STRATEGIC RELATIONSHIP AGREEMENT

BETWEEN

DENISON MINES CORP.

AND

KHNP CANADA ENERGY LTD.

51043154.2

AMENDED AND RESTATED STRATEGIC RELATIONSHIP AGREEMENT

THIS AGREEMENT is made as of September 19, 2017.

BY AND AMONG:

DENISON MINES CORP., a corporation organized under the laws of Ontario (the "Corporation");

and

KHNP Canada Energy Ltd., a British Columbia company ("KHNP Canada");

each a "Party" and together the "Parties".

RECITALS:

1.
The Corporation, Korea Electric Power Corporation ("KEPCO") and KEPCO Canada Uranium Investment Limited Partnership ("AcquisitionCo") entered into a Strategic Relationship Agreement made as of June 15, 2009 (the "Strategic Relationship Agreement");

2.
As part of a reorganization of KEPCO's Canadian investments, AcquisitionCo has been wound up and its assets have been transferred to KHNP Canada and KEPCO's interests in the Strategic Relationship Agreement have been transferred to KHNP Canada; and

3.
The Corporation and KHNP Canada wish to amend and restate the Strategic Relationship Agreement to reflect the correct parties following the reorganization and to make certain other changes.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.
DEFINITIONS

1.1
Definitions

Unless context otherwise requires, capitalized terms used in this Agreement will have the meanings specified below:

"Affiliate" means, in respect of a person, any other person or group of persons acting in concert, directly or indirectly, that controls, is controlled by or under common control with the first mentioned person, and for the purposes of this definition only, "control" means the possession, directly or indirectly, by such person or group of persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned person, whether through the ownership of voting securities or otherwise;

"Applicable Law" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, and codes of practice (regardless of whether such guidelines, standards or codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such person is bound or having application to the transaction or event in question;

"Authorized Authority" means, in relation to any person, transaction or event, any (i) federal, provincial, state, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event;

"Board" means the board of directors of the Corporation;

"Business Day" means a day on which banks are generally open for the transaction of commercial business in Toronto, Ontario and Seoul, Korea, but does not in any event include a Saturday or a Sunday or a bank holiday under Applicable Law;

"Change in Control Transaction" means any transaction, event, circumstance, arrangement or similar matter which, if completed, would mean that a person or persons (other than KHNP Canada or its Affiliates) would, directly or indirectly, acquire Control of the Corporation;

"Common Shares" means the shares in the Corporation;

"Control" of a corporation means the direct or indirect:

(a)
beneficial ownership of more than fifty (50) percent of the issued capital carrying the right to vote at a general meeting; or

(b)
power to directly or indirectly:

(i)
control the membership of the board of directors; or

(ii)
cast more than fifty (50) percent of the maximum number of votes that might be cast at a general meeting of the corporation,

whether or not the beneficial ownership or power has statutory, legal or equitable force or is based on statutory, legal or equitable rights, and whether or not it arises by means of trusts, agreements, arrangements, understandings, practices, the ownership of any interest in shares or stock of that corporation or otherwise;

"Equity Notice" has the meaning given to such term in Section 3.3;

"Extraordinary Transaction" means an amalgamation, merger, arrangement, business combination, re-organization, restructuring, liquidation, or other extraordinary transaction with respect to the Corporation or any of its Affiliates;

"Financing" has the meaning given to such term in Section 5.1(a);

"Investment Asset" means a mining asset which is comprised of a mill facility, a producing or part producing mine, or a mineral resource upon which a production feasibility study has been carried out by or on behalf of the owner of such asset;

"Investment Opportunity" has the meaning given to such term in Section 4.2(a); "KHNP Transfer Notice" has the meaning given to such term in Section 3.2(b)(i);

"Korea Parties" means KHNP Canada and its successors and permitted assigns and "Korea Party" means any one of them;

"Notice" means any notice, demand or other communication to be given by any Party under, or in connection with, this Agreement;

"OBCA" means the Business Corporations Act (Ontario);

"Offered Interest" has the meaning given to such term in Section 4.1(a);

"Parties" means the parties to this Agreement and "Party" means any one of them;

"Private Placement" has the meaning given to such term in Section 5.1(a);

"Purchase Notice" has the meaning given to such term in Section 4.1(b);

"ROFO" has the meaning given to such term in Section 4.1(b);

"ROFO Notice" has the meaning given to such term in Section 4.1(a);

"Subject Asset" means the Corporation’s right, title and interest in and to a mining asset which is comprised of a mill facility, a producing mining operation, a mining operation which is on standby or a mineral resource upon which a production feasibility study has been carried out by or on behalf of the Corporation or a previous owner of such asset; and

"Transfer" has the meaning given to such term in Section 16.2

1.2
Meaning of references

Save where specifically required or indicated otherwise:

(a)
words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)
references to a person shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a company shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)
references to the word "include" or "including" (or any similar term) are not to be construed as implying any limitation and general words introduced by the word "other" (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(d)
any reference to "writing" or "written" includes any method of reproducing words or text in a legible and non-transitory form and, for the avoidance of doubt, shall include e- mail; and

(e)
references to a day are to a period of twenty four (24) hours running from midnight to midnight.

1.3
Headings

Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

1.4
Negotiation of the Agreement

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question or intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provisions of this Agreement.

1.5
Derivatives

Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.6
Statutory References

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so referred to or the regulations made pursuant thereto.

1.7
Calculation of Equity Interests

References to shareholding percentages of KHNP Canada in the Corporation in this Agreement shall, unless specifically indicated otherwise herein, be calculated based upon the number shares held by KHNP Canada as a percentage of the total number of issued and outstanding Common Shares (on a non-diluted basis) of the Corporation at the relevant time but before giving effect to any subsequent relevant transaction unless otherwise indicated.

2.
BUSINESS RELATIONSHIP

2.1
No Partnership

Nothing in this Agreement shall be deemed to constitute a partnership, agency or similar relationship between KHNP Canada, on the one hand, and the Corporation, on the other, or to authorize any Party to bind any other Party.

2.2
Compliance with Other Agreements and Laws; Other Business Opportunities

(a)
Nothing contained herein will oblige or require any Party to disclose or exchange any information or take any action or do any other thing, in breach of any agreement or arrangement with a third party or in breach of any provision of any Applicable Law.

(b)
Except as the Parties may hereafter expressly otherwise agree, each Party shall have the right to engage in and receive the full benefits from any independent business activities or operations, whether or not competitive with the business activities and operations carried on by any other Party, without consulting with, or incurring obligation to, any other Party, and each Party will be free to pursue and derive the benefits of all such future business opportunities as such Party sees fit without reference to or restriction by doctrines of "corporate opportunity" or "business opportunity" or other similar doctrines, all of which the Parties expressly agree shall not apply to the Parties in their dealings with each other. For the avoidance of doubt, this Section 2.2(b) shall not relieve any directors designated for nomination by KHNP Canada from any of their duties to the Corporation under the OBCA or other Applicable Law.

3.
COVENANTS

3.1
Board Representation

(a)
Subject to Section 3.1(b), at each annual general or special meeting of the Corporation’s shareholders at which directors of the Corporation are elected, the Corporation will nominate for election to the Board one person designated by KHNP Canada, and shall use its reasonable commercial efforts to obtain shareholder approval for the election of the KHNP Canada nominee to the Board.

(b)
KHNP Canada’s right under Sections 3.1(a), 3.1(g) or 3.1(h), to designate a person to serve as a director of the Corporation shall cease and be terminated if:

(i)
at the time the Corporation provides an Equity Notice to KHNP Canada it is determined that KHNP Canada’s shareholdings in the Corporation is less than five percent, and

(ii)
KHNP Canada does not provide to the Corporation, within 60 days after receipt of such Equity Notice, evidence reasonably satisfactory to the Corporation that KHNP Canada has acquired additional Common Shares to increase its shareholding interest in the Corporation to five percent or more.

In the event that KHNP Canada’s right to designate a director is eliminated under this Section 3.1(b) or otherwise, KHNP Canada will, on the request by the Corporation, cause its director nominee to resign as a director of the Corporation.

(c)
For the avoidance of doubt, if KHNP Canada’s right to designate one director for nomination is terminated pursuant to Section 3.1(b) or otherwise, such right will not be re-established if KHNP Canada’s shareholdings in the Corporation thereafter exceed the applicable shareholding threshold.

(d)
The Corporation shall provide reasonable notice to KHNP Canada of any upcoming shareholders’ meetings and shall request that KHNP Canada designate the person to be elected as a director at such meeting. If KHNP Canada fails to provide notice to the Corporation of the person to be nominated for election within ten Business Days following the request for such designation by the Corporation, then the incumbent director designated by KHNP Canada (if any) shall be deemed to be the person designated by KHNP Canada for the purposes of the applicable shareholders’ meeting. If there is no incumbent director that was designated by KHNP Canada for nomination and KHNP Canada fails to provide notice to the Corporation of the person to be nominated for election within ten Business Days following the request for such designation by the Corporation, then KHNP Canada’s right to designate a director for nomination shall be deemed to be waived until the next following shareholders’ meeting.

(e)
Any person designated or nominated under Sections 3.1(a), 3.1(g) or 3.1(h) must have the qualifications to serve as a director of a Canadian reporting issuer and registrant under the U.S. Securities Exchange Act of 1934 that is listed on the stock exchanges on which the Corporation’s securities are listed from time to time, and otherwise be acceptable to the Board, acting reasonably. Such person shall not be required to be a resident Canadian within the meaning of the OBCA.

(f)
The Corporation shall use its reasonable commercial efforts to ensure that the directors on the Board, other than the nominee of KHNP Canada, exceed the required number of Canadian resident directors required for effective quorum at Board meetings pursuant to relevant provisions contained in the Corporation’s articles and By-laws and under the OBCA.

(g)
KHNP Canada may from time to time designate a successor for any person appointed or elected as a director on the Board in accordance with this Section 3.1 from time to time, in the event such appointee or elected director ceases to be a director between shareholders’ meetings for any reason. In such event, the Corporation will cause the appointment of such successor director to fill the vacancy in the Board caused by such appointee or elected director ceasing to be a director of the Corporation.

(h)
If more than 11 directors are to be elected to the Corporation’s Board at any shareholder meeting, or if the Board is increased in size between shareholder meetings to consist of more than 11 directors, then KHNP Canada’s rights under Section 3.1(a) to nominate one director to the Board shall be increased from one director to such number of directors that reflects KHNP Canada’s pro rata shareholding to the number of Board seats (rounded down to the next lower number of directors). If the size of the Corporation’s Board is subsequently reduced to 11 directors or less, then the provisions of Section 3.1(b) will apply. For the avoidance of doubt, nothing contained in this Section 3.1 shall require the Corporation’s Board to consist of more than the maximum number of directors permitted under the Corporation’s articles, by-laws or under Applicable Law.

3.2
Reporting

(a)
The Corporation shall:

(i)
provide to KHNP Canada, at such time and in such form as they are publicly filed with securities regulatory authorities and/or delivered to the Corporation’s shareholders, financial statements and management’s discussion and analysis for each of its annual and quarterly financial periods for which such statements are required to be filed;

(ii)
provide to KHNP Canada promptly after they are completed by the Corporation’s management, summary monthly operating reports substantially in the form currently prepared for review by the Corporation’s senior management;

(iii)
at least once in each of the Corporation’s fiscal quarters, cause its senior management to be available to discuss the monthly operating reports provided pursuant to Section 3.2(a)(ii) with KHNP Canada as reasonably requested by KHNP Canada; and

(iv)
upon request by KHNP Canada, acting reasonably, co-operate with that KHNP Canada to provide such information as is necessary for the purposes of consolidating the Corporation’s financial information into the financial statements of KHNP Canada as may be required pursuant to Applicable Law. KHNP Canada will reimburse the Corporation for any costs incurred by the Corporation in complying with this Section 3.2(a)(iv).

(b)
KHNP Canada shall:

(i)
concurrently with its filing obligations under applicable Securities Law or otherwise within ten days following the acquisition or sale of any securities of the Corporation by KHNP Canada shall provide notice of such purchase or sale to the Corporation, and shall include in such notice the number of securities purchased or sold (a "KHNP Transfer Notice"); and

(ii)
at all times comply with the insider trading and other public reporting obligations of Applicable Law in connection with any acquisition or sale of securities of the Corporation.

3.3
Equity Notice

In the event that the Corporation becomes aware that KHNP Canada’s shareholding percentage in the Corporation has been reduced below five percent at any time, then the Corporation shall provide to KHNP Canada a written notice (an "Equity Notice") specifying the Corporation’s calculation of KHNP Canada’s shareholding percentage in the Corporation and identifying the provisions of the Agreement that may be affected by such level of shareholding. In preparing and providing the Equity Notice, the Corporation may rely:

(a)
with respect to number of outstanding Common Shares of the Corporation, upon information provided by the Corporation’s registrar and transfer agent, and

(b)
with respect to the Common Shares held by KHNP Canada from time to time, on (i) the most recent KHNP Canada Transfer Notice provided to the Corporation by KHNP Canada, (ii) the most recent insider trading reports of KHNP Canada filed with securities regulatory authorities, if or (iii) such other information which indicates to the Corporation, acting reasonably, the shareholding of KHNP Canada in the Corporation from time to time.

3.4
Co-ordinating Committee

The Parties will establish, as soon as practicable following the date of this Agreement, a coordinating committee comprised of representatives from the senior management of each of KHNP Canada and the Corporation, to meet at least semi-annually and to serve as a forum for the regular exchange of views and information between the Parties on matters of mutual interest. The Corporation shall appoint not less than two representatives to serve on such committee, one of whom shall be the Chief Executive Officer of the Corporation (or such other person who serves in the capacity of a chief executive officer of the Corporation).

3.5
Visitation

At the request of KHNP Canada from time to time, the Corporation shall provide for up to two persons at a time designated by KHNP Canada with the opportunity to visit an office maintained by the Corporation and/or a producing mining property operated by the Corporation for a period of two weeks per occurrence. Such site visits shall be held on such date or dates within 90 days following the receipt of the request for such visit by the Corporation as are determined by the Corporation, acting reasonably, and shall not be conducted at such time or in such a manner that would result in a disruption of or interference with the operations of the property being visited. The Corporation shall not be required to provide site visits contemplated by this Section 3.5 more than two times per calendar year.

3.6
Consultation Regarding Secondment Opportunities

KHNP Canada and the Corporation shall from time to time discuss potential opportunities for KHNP Canada to second to the Corporation, at KHNP Canada’s own cost and expense, one (1) employee who, in the opinion of KHNP Canada and the Corporation, has the qualifications to contribute to the business and operations of the Corporation. Any such secondment opportunity would be subject to compliance with Applicable Law and would be subject to both parties agreeing to the terms and conditions thereof under a separate agreement between the Corporation and KHNP Canada.

4.
INVESTMENT OPPORTUNITIES

4.1
Right of First Opportunity for Sales of Subject Assets

 (a)
Subject to Applicable Law and any contractual obligations in existence prior to the execution of this Agreement, in the event that the Corporation wishes to sell all or a portion of a Subject Asset (such Subject Asset or portion thereof, an "Offered Interest"), then the Corporation shall first offer to sell the Offered Interest to KHNP Canada at a price and on such other terms and conditions as are determined by the Corporation in its sole discretion. The Corporation shall provide notice (a "ROFO Notice") to KHNP Canada of the proposed substantive terms of such sale together with information regarding the Subject Asset and the Offered Interest as determined by the Corporation in its sole discretion which is reasonably sufficient to allow KHNP Canada to evaluate the Offered Interest and the proposed transaction.

(b)
KHNP Canada shall, for a period of thirty days following receipt of a ROFO Notice, have the right (the "ROFO") to elect to purchase all (and not less than all) of the Offered Interest specified in the ROFO Notice upon the terms and conditions specified in the ROFO Notice. KHNP Canada may exercise the ROFO by providing a written notice to the Corporation (a "Purchase Notice") stating that it agrees to purchase (or cause another Korea Party to purchase) the applicable Offered Interest on the terms specified in the ROFO Notice and identifying the Korea Party or Korea Parties that are to be the purchasers of such Offered Interest. The Parties shall thereafter negotiate in good faith to settle the terms of any definitive agreements relating to the sale of the Offered Interest. If the parties are not able to agree to definitive terms within thirty days following the receipt by the Corporation of the Purchase Notice, then KHNP Canada shall be deemed to have waived the ROFO and the Corporation shall be entitled to sell the Offered Interest in accordance with Section 4.1(c).

(c)
If KHNP Canada does not provide a Purchase Notice to the Corporation within thirty days after receiving the Corporation’s ROFO Notice, then KHNP Canada shall be deemed to have waived the ROFO and the Corporation shall be entitled to sell the applicable Offered Interest to any other party or parties, provided that: (i) the sale price to be paid by a third party or third parties shall not be on terms which are materially different from those offered to KHNP Canada under the ROFO Notice, and (ii) if the Corporation is not able to enter into a definitive agreement with a third party or third parties with respect to such sale within 120 days following the expiry or waiver of the ROFO or if the sale of the Subject Asset does not close within 180 days following the expiry or waiver of the ROFO or such later date as may be necessary to obtain all required regulatory approvals for the proposed transaction, then KHNP Canada’s rights under Sections 4.1(a) and (b) shall be restored and the Corporation will be required to provide a new ROFO Notice in respect of such proposed sale and provide KHNP Canada with the ROFO before proceeding with a sale to a third party.

(d)
If KHNP Canada exercises its rights under the ROFO and becomes the owner of the Offered Interest, then KHNP Canada shall provide the Corporation with notice of any subsequent proposed sale of all or a portion of KHNP Canada’s interest in the Offered Interest and provide the Corporation with a right of first offer in respect of such Subject Asset substantially consistent with the ROFO.

4.2
Opportunity to Participate in Investment Transactions

(a)
If the Corporation proposes to pursue the acquisition of an Investment Asset with one or more co-investors in which the Corporation would acquire an interest (an "Investment Opportunity"), then the Corporation shall provide notice to KHNP Canada of the principal terms of the proposed relationship among investors, including information regarding the Investment Asset and the proposed terms of the acquisition thereof. The Corporation will provide the KHNP Canada with a reasonable opportunity to express its interest in participating as a co-investor in the Investment Opportunity. KHNP Canada shall provide notice to the Corporation of the binding commitment to participate in the Investment Opportunity within 30 days after receiving notice from the Corporation, or such shorter time as may be reasonably necessary in the circumstances, having regard to the nature of the proposed co-investment relationship and to the nature of the process for bidding for and acquiring the Investment Assets. If KHNP Canada determines that it shall participate as a co-investor in the Investment Opportunity, it will be entitled to participate in such Investment Opportunity on terms no less favourable as the terms provided to any other of the Corporation’s co-investors. Notwithstanding the foregoing, if the Corporation determines in its sole discretion, acting reasonably, that:

(i)
the involvement of KHNP Canada would adversely affect the Corporation’s ability to successfully bid for the applicable Investment Asset or to complete the Investment Opportunity, or

(ii)
KHNP Canada and the Corporation are unable to agree on the terms under which KHNP Canada would invest in the Investment Opportunity within a reasonable period of time, having regard to the nature of the proposed co-investment relationship and the nature of the process for bidding for and acquiring the Investment Opportunity, then the Corporation may proceed with the Investment Opportunity without the involvement of KHNP Canada.

5.
PURCHASES OF THE CORPORATION’S SHARES

5.1
Right to Participate in Offerings

(a)
In the event that the Corporation carries out a public financing of Common Shares or securities convertible into Common Shares (the “Financing Securities”) to raise proceeds of not less than CDN$10,000,000 (a "Financing"), then the Corporation shall provide KHNP Canada with the opportunity, subject to Applicable Law, the approval of any applicable stock exchange or other Authorized Authority and the limitation set forth in Section 5.1(d), to subscribe, on a private placement basis (a "Private Placement"), for up to the number of Common Shares or Financing Securities which would result in KHNP Canada owning the same percentage of the Corporation’s Common Shares following the Private Placement as it did prior to giving effect to the Financing (assuming the exercise or conversion of all convertible securities acquired by KHNP Canada in the Private Placement). Notwithstanding the above, if the Corporation arranges for KHNP Canada to participate directly in the Financing for all or a portion of the Common Shares or Financing Securities, as the case may be, which KHNP Canada is able to acquire under this Section 5.1(a), after consultation with the dealers or managers in respect of the Financing and having regard to the context of and process for the Financing and Applicable Law, and KHNP Canada is willing and able to so participate and does participate in the Financing, then the obligation of the Corporation to issue Common Shares or Financing Securities, as the case may be, to KHNP Canada in a Private Placement under this Section 5.1 will be reduced or eliminated to the extent that KHNP Canada acquires Common Shares or Financing Securities, as the case may be, in the Financing in lieu of purchasing such Common Shares or Financing Securities under a related Private Placement.

(b)
The Corporation will use its reasonable commercial efforts to obtain approval of all applicable Authorized Authorities and stock exchanges for each Private Placement on the basis that the subscription price for the Private Placement will be the same as the offering price as for the Financing. In the event that the Corporation is not able, due to any Applicable Law or the rules of any applicable stock exchange, to issue Common Shares or Financing Securities, as the case may be, in the Private Placement at a subscription price equal to the offering price in the Financing, then KHNP Canada will be entitled to subscribe for Common Shares or Financing Securities, as the case may be, at a subscription price representing the maximum discount to market price (if any) for the Common Shares or Financing Securities, as the case may be, permitted under Applicable Law and the rules of all applicable stock exchanges, provided that the issue price for the securities to be issued in the Private Placement shall not be less than the issue price for the applicable securities issued in the Financing. Nothing in this Section 5 shall obligate the Corporation to seek the approval of its shareholders to a Private Placement, provided that, if the Corporation is required under its constating documents or Applicable Law to seek shareholder approval for a Financing and if shareholder approval is also required in respect of the Private Placement, at the request of KHNP Canada, the Corporation shall also seek shareholder approval of the Private Placement at the shareholders' meeting held to approve the Financing.

(c)
The Corporation will provide to KHNP Canada notice of a Financing no later than the time of the announcement to the public of such Financing. Such notice shall provide the proposed offering price and expected number of securities to be offered, as well as the manner of offering the securities, to the extent such information is known at the time. If any definitive terms of the Financing are determined or amended after the date of the first public announcement of the Financing, the Corporation shall give to KHNP Canada notice of such definitive terms as soon as practicable, and in no event later than when such definitive terms are disclosed to the public. The first notice in which the definitive price and expected size of the Financing are specified is referred to herein as the "Initial Notice". The Corporation will use its best efforts, having regard to the nature and type of transaction constituting the Financing, to deliver the Initial Notice to KHNP Canada at least 30 days prior to the anticipated date of closing of any Financing. KHNP Canada shall give binding notice of the number of Common Shares or Financing Securities, as the case may be, it intends to purchase under the Private Placement at any time within the period commencing on the date of the Initial Notice and ending on the first to occur of 40 days following receipt of the Initial Notice and five Business Days following the closing of the Financing. The Private Placement shall be completed, or a mutually binding agreement in respect of such transaction shall have been entered into between the Corporation and KHNP Canada with closing to occur upon satisfaction of any required approvals of Authorized Authorities applicable to KHNP Canada, within 45 days of the date of the Initial Notice of a Financing or within five Business Days following completion of the Financing, whichever is later, failing which KHNP Canada shall no longer have the right to enter into the Private Placement corresponding to such Financing.

(d)
In the event that KHNP Canada does not participate in a Private Placement in relation to a Financing and its ownership percentage in the Common Shares of the Corporation is less than 5 percent following the closing of such Financing, then KHNP Canada’s right to acquire Common Shares under Section 5.1(a) shall cease.

6.
ASSIGNMENT AND SUCCESSORS

6.1
Assignment by KHNP Canada

(a)
KHNP Canada may assign the whole or a part of its rights under this Agreement to an Affiliate on written notice to, but without the consent of, the Corporation, provided that any Affiliate assignee is required to transfer its interest back to KHNP Canada or an Affiliate thereof before it ceases to be an Affiliate.

(b)
This Agreement may not be assigned by KHNP Canada to any third party, nor may KHNP Canada create any interest, including a trust, in this Agreement or in rights hereunder in favour of any third party, without the prior written consent of the Corporation.

(c)
Any assignment, whether to a Korea Party, an Affiliate or a third party, or the creation of such interest or trust as described in subsection (b), shall be subject to the assignee or beneficiary thereof having first executed a deed of assignment with the Corporation, agreeing to be bound by the terms and conditions of this Agreement and to assume the related obligations of the assignee hereunder.

(d)
KHNP Canada will cease to be a Party to this Agreement upon assignment of its entire interest under this Agreement and assumption of its obligations under this Agreement by the transferee.

6.2
Assignment by the Corporation

The Corporation may not assign this Agreement without the prior written consent of KHNP Canada.

6.3
Successors

This Agreement will be binding on and enure to the benefit of each on the Parties and their respective successors.

7.
TERMINATION

7.1
Termination

(a)
The Corporation may terminate this Agreement by written notice given to KHNP Canada, if:

(i)
the equity interest of KHNP Canada in the Corporation is reduced to less than five per cent, based on an Equity Notice delivered to KHNP Canada by the Corporation, and KHNP Canada does not provide to the Corporation, within 60 days after receipt of such Equity Notice, evidence reasonably satisfactory to the Corporation that it has acquired additional Common Shares to increase its shareholding interest in the Corporation to five percent or more, or

(ii)
the Corporation completes an Extraordinary Transaction resulting in the prior shareholders of the Corporation holding less than 50% of the voting securities of the Corporation.

(b)
This Agreement may be terminated by KHNP Canada on written notice given to the Corporation, at any time if the equity interest of KHNP Canada in the Corporation falls below five percent.

(c)
The Corporation, on the one hand, or KHNP Canada, on the other hand, may terminate this Agreement if the other has committed a material breach of this Agreement and failed to remedy such default for a period of thirty (30) days or more.

(d)
Upon the termination of this Agreement, KHNP Canada shall immediately cause the person designated by it to serve on the Board to resign as a director of the Corporation.

7.2
Prior Obligations

For the avoidance of any doubt, termination of this Agreement shall not affect the rights and obligations of the Parties under any other agreements between any of the Parties, and the same shall remain valid and enforceable in accordance with their respective terms.

7.3
Survival of Termination

Notwithstanding Section 7.1, the provisions of Sections 14, 15 and 16.1 and the provisions of Sections 16.3 and 17 applicable thereto shall survive the termination of this Agreement for the periods specified therein.

8.
ENTIRE AGREEMENT

This Agreement constitutes the whole agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any previous agreements, arrangements or understandings between them, whether oral or in writing, relating thereto.

9.
NOTICES

Notices authorized or required by this Agreement shall be given by hand, facsimile or electronic mail transmission with receipt electronically confirmed:

If to the Corporation, addressed to:

Denison Mines Corp.
1100 – 40 University Avenue
Toronto, Ontario, M5J 1T1
Attention: David D. Cates, President and Chief Executive Officer
Facsimile number: +1-416-979-5893
E-mail address: dcates@denisonmines.com

With a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, British Columbia, V7X 1L3
Attention: Peter J. O’Callaghan
Facsimile number: +1-604-631-3309

If to KHNP Canada:

KHNP Canada Energy Ltd.
1130 West Pender Street, Suite 950
Vancouver, BC V6E 4A4 Canada
Attn: Director
Facsimile number: +1-604-685-5120

With a copy to:

Korea Hydro & Nuclear PowerCo., Ltd.
1655 Bulguk-ro, Yangbuk-myeon
Gyeongju-si, Gyeongsangbuk-do,
Korea, 38120
Attn:  General Manager
Facsimile number: +82-54-704-7698

Each notice sent in accordance with this Section shall be deemed to have been received (a) if delivered in person, on the day of delivery, or (b) if sent by fax or by electronic mail transmission with receipt electronically confirmed, on the same day it was sent or on the first Business Day thereafter if it was not sent on a Business Day during business hours of the recipient. Notice of change of address shall also be governed by this Section.

10.
VARIATION, WAIVER AND CONSENT

10.1
Variation in writing

No variation or waiver of any provision or condition of this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the Parties (or, in the case of a waiver, by or on behalf of the Party waiving compliance).

10.2
Variation limited

Unless expressly agreed, no variation or waiver of any provision or condition of this Agreement shall constitute a general variation or waiver of any provision or condition of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation or waiver, and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied or waived.

10.3
Consent needs to be in writing

Any consent granted under this Agreement shall be effective only if given in writing and signed by the consenting Party and then only in the instance and for the purpose for which it was given.

11.
SEVERABILITY

Except as may otherwise be stated herein, if any part of this Agreement is held by a competent authority to be unlawful, null and void, and/or unenforceable, that part shall be deemed to be deleted from this Agreement and the remaining parts of this Agreement shall continue in full force and effect. The Parties shall in such event seek to agree upon a valid and enforceable replacement for the part of this Agreement found to be unlawful, null and void and/or unenforceable.

12.
COUNTERPARTS

This Agreement may be executed and delivered in any number of counterparts by the Parties, including by facsimile or by e-mail in PDF format, and in separate counterparts and each such counterpart shall constitute an original of this Agreement and all of which shall together constitute one and the same instrument. This Agreement shall not be effective until each Party has executed at least one counterpart.

13.
REPRESENTATIONS

Each Party represents and warrants to each other Party that it has the authority to enter into this Agreement and the execution and delivery of, and the performance of, and compliance with, the terms of this Agreement does not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under any term or provision of the articles, or resolutions of that Party, any applicable laws, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which that Party is bound, or any judgment, decree, order, statute, rule or regulation applicable to that Party.

14.
CONFIDENTIALITY

Any information provided by one Party to the other pursuant to this Agreement shall be treated by each Party as strictly confidential and may not be disclosed by any Party while this Agreement is in effect and for a period of 24 months after the termination of this Agreement except:

(a)
to the extent required to comply with any applicable law, regulation, rule, requirement or order of a competent authority, including in the case of the Corporation any securities regulatory authority or stock exchange on which any securities of the Corporation may be listed, in which case the disclosing Party shall notify the other Parties in advance of any such disclosure and shall use reasonable efforts to limit such disclosure;

(b)
to such Party’s or its Affiliates agents, employees or professional advisors, to the extent necessary to enable such Party to comply with its obligations under this Agreement and provided such persons agree to maintain the confidentiality of the Confidential Information;

(c)
to a court of competent jurisdiction, an arbitrator or an expert, to the extent required for, and solely for the purpose of, determination of a dispute or matter under or pursuant to the terms of this Agreement; or

(d)
with the written consent of each other Party.

15.
NON-SOLICITATION

For so long as this Agreement is in effect and for a period of twelve months after the termination of this Agreement, KHNP Canada shall not directly or indirectly, including through any Affiliate thereof, solicit for employment any executive officer or other employee of the Corporation or any of the Corporation’s Affiliates, provided, however, that the foregoing shall not apply to the solicitation of employment of any person where: (a) contact with KHNP Canada is initiated by such person, or (b) such person is responding to a general solicitation of employment published by KHNP Canada in a newspaper, magazine, trade publication or other publication or by electronic means, such as posting on the Internet, and which is available to the general public.

16.
TRADING IN THE CORPORATION’S SHARES

16.1
Standstill

For so long as this Agreement is in effect and for a period of twelve months after the termination of this Agreement in accordance with its terms, KHNP Canada shall not, and shall cause its Affiliates not to:

(a)
acquire or agree to acquire or make any proposal to acquire by means of purchase, merger, amalgamation, arrangement, consolidation, take-over bid, business combination or in any other manner, any securities or assets of the Corporation or its Affiliates, other than the acquisition of assets from the Corporation or its Subsidiaries pursuant to this Agreement or in the ordinary course of business of the Corporation or such Subsidiaries;

(b)
solicit proxies of shareholders of the Corporation, or seek to advise or influence any other person with respect to the voting of any securities of the Corporation, or form, join or in any way participate in a proxy group, in each case for any purpose;

(c)
have any discussions or enter into any arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aid, assist, encourage or act in concert with, any other persons in connection with any of the foregoing; or

(d)
make any public announcement with respect to the foregoing,

in each case without the prior written consent of the Board or as otherwise specifically authorized pursuant to this Agreement.

16.2
Restrictions on Transfer

For so long as this Agreement is in effect, KHNP Canada shall not sell, transfer, pledge or otherwise dispose of (a "Transfer") any of its Common Shares, or enter into an agreement with respect thereto:

(a)
at any time if such sale is contrary to Applicable Law or the rules of any stock exchange on which the Corporation’s securities are listed from time to time, or is reasonably likely to have an immediate significantly adverse effect on the market price of the Common Shares; or

(b)
through a privately arranged transaction, a block trade or an open market trade where the identity of the purchaser is known to it or any other similar transaction where the identity of the purchaser is known to it, if the purchaser is a person engaged in the business of uranium or vanadium exploration or production, unless the Corporation has provided its prior written consent to such transfer, such consent not to be unreasonably withheld or delayed.

16.3
Exceptions

Notwithstanding the restrictions contained in Sections 16.1 and 16.2:

(a)
KHNP Canada may at any time (subject to any restrictions under Applicable Law) make or cause to be made market purchases of Common Shares for the purpose of maintaining its equity ownership interest in the Corporation;

(b)
KHNP Canada may exercise the ROFO as set forth in Section 4.1 hereof;

(c)
KHNP Canada may exercise its rights to participate in future Financings set forth Section 5.1 hereof;

(d)
KHNP Canada may exercise its assignment rights set forth in Section 6.1 hereof;

(e)
the Korea Parties may receive the Corporation’s Common Shares from KHNP Canada by dividend or distribution in kind; or

(f)
KHNP Canada and/or its Affiliates, directly or indirectly through KHNP Canada shall have the right to engage in any of the activities prohibited in Section 16.1 and 16.2 insofar as is necessary to participate in or comply with the following:

(i)
an intervening court order or other compulsion to Transfer the securities of the Corporation held by KHNP Canada is made by an Authorized Authority;

(ii)
an opportunity to tender to or participate in, directly or indirectly, individually or as part of a group, as seller or acquiror, as the case may be, in a take-over bid or a plan of arrangement or other similar acquisition/disposition transaction which has been approved by the Board;

(iii)
an offer by the Corporation to purchase its Common Shares which is made on identical terms to all of the holders of the Corporation’s Common Shares;

(iv)
a compromise agreement or other arrangement between the Corporation and its creditors or any class of them or between the Corporation and its shareholders or any class of them which is agreed to by the Corporation and the creditors or shareholders, as applicable, of the Corporation;

(v)
a corporate merger, amalgamation or arrangement involving KHNP Canada by which as a matter of legal process and without further action by or on behalf of KHNP Canada the person resulting therefrom owns, directly or indirectly, all or substantially all of the assets of KHNP Canada and assumes, directly or indirectly, all of the liabilities of KHNP Canada including, without limitation, KHNP Canada obligations in this Agreement;

(vi)
the creation of an encumbrance by KHNP Canada in favour of a third party in respect of all or substantially all of KHNP Canada’s assets;

(vii)
a material breach of this Agreement by the Corporation;

(viii)
requisitions at a meeting of the shareholders of the Corporation to consider a Change in Control Transaction; or

(ix)
a public announcement by the Corporation or its Board in respect of, or notice of a meeting of the Corporation’s shareholders to consider, a Change in Control Transaction; or

(x)
if KHNP Canada obtains the prior written consent of the Corporation to a Transfer of the Common Shares in the Corporation.

16.4
Compliance with Disclosure Policy

KHNP Canada hereby confirms and acknowledges receipt of the Corporation’s Disclosure Policy and agrees that (a) it will cause the individual designated by KHNP Canada to serve on the Board to comply with such policy and (b) so long as it is an "insider" of the Corporation or is considered to be "a person or company in a special relationship" with the Corporation (as such terms are defined in the Securities Act (Ontario)), it will comply with such policy. KHNP Canada agrees, to indemnify and save harmless the Corporation from and against any and all damages, liabilities, costs, charges or expenses suffered or incurred by the Corporation as a direct result or by reason of KHNP Canada or its director nominee having acted contrary to Applicable Laws or the Corporation’s Disclosure Policy, provided that such damages, liabilities, costs, charges or expenses were not suffered or incurred as a direct result of the fraud, dishonesty or wilful default of the Corporation or any other directors of the Corporation.

17.
GOVERNING LAW AND SUBMISSION TO JURISDICTION

17.1
Governing Law

This Agreement shall be governed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

17.2
Non-exclusive Jurisdiction

The Parties irrevocably agree that the courts of Ontario shall have non-exclusive jurisdiction over any claim or matter arising under or in connection with this Agreement and that accordingly any proceedings in respect of any such claim or matter may be brought in such court. Each of the Parties will submit to the jurisdiction of the Ontario courts. Each Party irrevocably agrees that service of process upon it by registered mail to the address set forth in Article 9 shall constitute valid service for the purposes of any legal proceedings between the Parties.

18.
GENERAL

18.1
Time

Time shall be of the essence in this Agreement.

[SIGNATURE PAGE FOLLOWS]

EXECUTED as an agreement as of the date first written above.

DENISON MINES CORP.
By: “David Cates”
Name:	David D. Cates
Title:	President and Chief Executive Officer
KHNP CANADA ENERGY LTD.
By: “Kwang-Hee Jeong”
Name:	Kwang-Hee Jeong
Title:	Director